June 9, 2005

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission	British Columbia Securities Commission

Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Dear Sirs:

RE: CALL-NET ENTERPRISES INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on June 9, 2005:

     X    Proxy — New Class B Non-Voting

     X    Proxy — New Common

     X    Notice of Amendment to Management Proxy Circular

     X    Reminder Notice

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

cc: janice.spencer@sprint-canada.com
cc: cacook@goodmans.com

pk\CM_CallNet

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks